Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
1.	Name and Address of Company

Vermilion Energy Inc. (“Vermilion” or the “Company”)
3500, 520 3rd Avenue SW
Calgary, Alberta T2P 0R3

2.	Date of Material Change

December 22, 2024.

3.	News Release

The news release reporting the material change was disseminated on December 23, 2024, through the services of Newswire and filed on the Company’s SEDAR+ profile at www.sedarplus.ca.

4.	Summary of Material Change

Vermilion has entered into an arrangement agreement (the “Arrangement Agreement”) with Westbrick Energy Ltd. (“Westbrick”) and its majority shareholder (the “Majority Shareholder”) pursuant to which the Company agreed, subject to the terms and conditions of the Arrangement Agreement, to acquire all of the issued and outstanding shares of the company (“Westbrick Amalco”) to be formed upon the amalgamation (the “Westbrick Amalgamation”) of Westbrick and a wholly-owned subsidiary of the Majority Shareholder, for total consideration of $1.075 billion, subject to certain adjustments (the “Transaction”).

5.1	Full Description of Material Change

Effective December 22, 2024, Vermilion entered into the Arrangement Agreement with Westbrick and the Majority Shareholder pursuant to which, among other things: (i) Westbrick will complete the Spinco Conveyance (as defined below); (ii) the Majority Shareholder will complete a return of capital; (iii) the Westbrick Amalgamation will occur; (iii) all shares of Westbrick Amalco (the “Westbrick Amalco Shares”), including any shares issuable upon the exercise of outstanding options to purchase Westbrick Amalco Shares (“Options”) prior to or in conjunction with Closing (as defined below), will be transferred to Vermilion; and (iv) holders of unexercised Options and certain other share-based awards will receive an amount of cash equal to the value of their entitlement, whether or not vested. As noted above, the total consideration to be paid by Vermilion for all such purposes at Closing is $1.075 billion, subject to certain adjustments set forth in the Arrangement Agreement.

The Arrangement Agreement contains customary representations, warranties, interim operational covenants of each party and customary closing conditions, including receipt of applicable shareholder, court and other regulatory approvals, including approval under the Competition Act (Canada). The Transaction will be accomplished by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) and is expected to close mid-Q1 2025 (the “Closing”).

Pursuant to the Transaction, Vermilion will add approximately 50,000 boe/d of stable production and approximately 1.1 million (770,000 net) acres of land from which Vermilion has identified over 700 drilling locations, increasing the Company’s estimated inventory of premium drilling locations to over 15 years on a pro forma basis. Pro-forma production is expected to total approximately 135,000 boe/d with greater than 80% of its production derived from its global gas franchise, consisting of liquids-rich gas in Alberta and BC and gas-weighted production in Ireland, Germany, Netherlands and Croatia. See “Transaction Metrics” in this material change report.

Consideration

Pursuant to the Transaction, holders of Westbrick Amalco Shares, including any shares issued upon the exercise of outstanding Options prior to or in conjunction with Closing, will receive cash consideration for their Westbrick Amalco Shares, provided that such holders may elect to receive all or a portion of their consideration in common shares of Vermilion (the “Vermilion Shares”), up to a maximum of 1,700,000 Vermilion Shares being issued in aggregate and subject to proration, at a deemed price per Vermilion Share of $12.831, being the volume weighted average trading price of the Vermilion Shares on the Toronto Stock Exchange during the five business day period ending on December 20, 2024.

The Transaction will be funded through Vermilion’s undrawn $1.35 billion revolving credit facility. In connection with the Transaction, Vermilion has also entered into a new fully underwritten $250 million term loan maturing May 2028 through a debt commitment letter with TD Securities Inc. (“TD”), acting as underwriter, and a new fully underwritten US$300 million bridge facility through a debt commitment letter with Royal Bank of Canada and TD. Upon Closing, Vermilion is expected to have net debt(1) of $2.0 billion with a pro forma year-end 2025 net debt to fund flows from operations (“FFO”) ratio(2) of 1.5 times and liquidity of approximately $500 million. In addition to allocating a portion of free cash flow (“FCF”) to debt reduction, Vermilion will also initiate a process to identify and execute non-core asset divestments in order to accelerate debt reduction and further high-grade the portfolio, with the objective of reducing the net debt to FFO ratio to the targeted range of 1.0 times or less.

Spinco Conveyance

Under the Transaction, Westbrick will convey its Cynthia Duvernay assets to TMax Energy Ltd. (“TMax”), a wholly- owned subsidiary of Westbrick on an “as is, where is” basis, without representation and warranty, in consideration of, among other things, TMax assuming all of the liabilities associated therewith (the “Spinco Conveyance”), subject to and in accordance with the terms of a conveyance agreement to be dated on or before Closing (the “Conveyance Agreement”). All of the shares of TMax will be sold to a third party prior to Closing or, if not sold, will be distributed to the existing shareholders of Westbrick at that time.

Voting Support Agreements

Certain shareholders of Westbrick (the “Supporting Shareholders”), representing over 90% of the outstanding Westbrick common shares, have executed a written resolution approving the Transaction. The Supporting Shareholders have also entered into lock-up and support agreements (the “Voting Support Agreements”), agreeing to support the Transaction, except in certain circumstances.

Transaction Metrics

>	Approximately 1.1 million (770,000 net) acres of land and four operated gas plants with total capacity of 102 mmcf/d in the southeast portion of the Deep Basin trend in Alberta. This footprint is contiguous and complementary to Vermilion’s legacy Deep Basin assets, providing operational and financial synergies, including capital efficiency improvements, infrastructure optimization, gas marketing opportunities, and other corporate synergies. The Transaction excludes undeveloped Duvernay rights on approximately 300,000 (290,000 net) acres of land pursuant to the Spinco Conveyance.
>	Stable annual production of 50,000 boe/d (75% gas and 25% liquids) expected in 2025(3), based on Vermilion’s development plans. This production level represents 5% year-over-year growth and is forecast to generate more than $110 million of annual FCF(3,4) based on forward commodity prices(5). Revenue from the acquired assets will be derived approximately 50% from liquids and 50% from gas.
>

2025E annual net operating income of $275 million based on forward prices(5), translating into a net operating income multiple of approximately 3.9x. The multiple compresses to 3.3x in 2026 as net operating income is forecast to increase to $330 million based on forward pricing(5).

>	Significant, high-quality drilling inventory adds over 700 locations in the Ellerslie, Notikewin, Rock Creek, Falher, Cardium, Wilrich and Niton formations, with half-cycle IRRs ranging from 40% to over 100% based on estimates provided by McDaniel & Associates Consultants Ltd (“McDaniel”)(6) and using three consultant average October 1, 2024 pricing assumptions(6).
>	Proved developed producing (“PDP”) and proved plus probable (“2P”) reserves estimated at 92 million boe (75% gas) and 256 million boe (74% gas), respectively, based on McDaniel estimates(6). The Transaction price per boe of PDP reserves is $11.70, which translates to an implied recycle ratio of 1.3 times based on the operating netback noted above. Approximately 30% of the over 700 identified drilling locations have been included in the reserves estimates.
>	Before-tax PDP reserve net present value at a 10% discount rate is estimated at $1.0 billion based on McDaniel estimates(6) and using three consultant average October 1, 2024 pricing assumptions(6). This value represents over 90% of the purchase price.

Notes:

(1)	Net debt is a capital management measure most directly comparable to long-term debt and is comprised of long-term debt (excluding unrealized foreign exchange on swapped USD borrowings) plus adjusted working capital (defined as current assets less current liabilities, excluding current derivatives and current lease liabilities).
(2)	Net debt to four quarter trailing fund flows from operations is a supplementary financial measure and is not a standardized financial measure under IFRS. It may not be comparable to similar measures disclosed by other issuers and is calculated using net debt (capital management measure) and FFO (total of segment measure). The measure is used to assess the ability to repay debt.
(3)	Anticipated 2025 production and financial results from acquired assets, based on company estimates and full year average reference prices as at November 21, 2024 (see below). Results reflect full year production and cash flow estimates and may not align with Company guidance following the close of the Transaction, which will reflect post-close production and cash flow contributions.
(4)	Free cash flow (FCF) and excess free cash flow (EFCF) are non-GAAP financial measures comparable to cash flows from operating activities. FCF is comprised of FFO less drilling and development and exploration and evaluation expenditures and EFCF is FCF less payments on lease obligations and asset retirement obligations settled. FCF and EFCF per basic share are non-GAAP supplementary financial measures and are not standardized financial measures under IFRS and may not be comparable to similar measures disclosed by other issuers. They are calculated using FCF or EFCF and weighted average basic shares outstanding.
(5)	2025 forward strip pricing as at November 21, 2024: Brent US$72.31/bbl; WTI US$68.49/bbl; LSB = WTI less US$4.96/bbl; TTF $19.90/mmbtu; NBP $20.04/mmbtu; AECO $2.34/mcf; CAD/USD 1.40; CAD/EUR 1.48 and CAD/AUD 0.91. 2026 forward strip pricing as at November 21, 2024: Brent US$70.26/bbl; WTI US$66.25/bbl; LSB = WTI less US$6.18/bbl; TTF $15.83/mmbtu; NBP $15.92/mmbtu; AECO $3.16/mcf; CAD/USD 1.39; CAD/EUR 1.50 and CAD/AUD 0.90.
(6)

Estimated gross proved, developed and producing, total proved, and total proved plus probable reserves as evaluated by McDaniel in a report dated December 17, 2024, with an effective date of November 30, 2024 (the “McDaniel Reserves Report”). Net present value of discounted cash flows as provided in the McDaniel Reserves Report. Three consultant average October 1, 2024 pricing assumptions used in reserve estimates as follows: 2025 WTI US$72.00/bbl, AECO C$2.50/mmbtu, CAD/USD FX rate 0.747; 2026 WTI US$74.98/bbl, AECO C$3.36/mmbtu, CAD/USD FX rate 0.753; 2027 WTI US$76.65/bbl, AECO C$3.62/mmbtu, CAD/USD FX rate 0.753.

Additional Information

The foregoing descriptions of the Arrangement Agreement, the Voting Support Agreements and the Conveyance Agreement are not complete and are qualified in their entirety by reference to the full text of the Arrangement Agreement, which provides additional information. The Company has filed a copy of the Arrangement Agreement on its SEDAR+ profile accessible at www.sedarplus.ca.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

For inquiries regarding the material change and this report, please contact:

Kyle Preston

Vice President, Investor Relations

(403) 269-4884 | 1-866-895-8101

9.	Date of Report

January 2, 2025.

Forward Looking Information

Certain statements included or incorporated by reference in this document may constitute forward-looking statements or information under applicable securities legislation. Such forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward looking statements or information in this document may include, but are not limited to: statements regarding the terms of the Transaction and the expected timing and completion thereof; satisfaction or waiver of the closing conditions in the Arrangement Agreement (including receipt of applicable shareholder, court and other regulatory approvals); the increase of drilling inventory of over 15 years; the acquisition of 700 drilling locations; characteristics of the acquired assets, including expected pro forma production and inventory in place; exploration and development plans and the timing thereof, including as a result of the Transaction if it is completed; petroleum and natural gas sales, netbacks, and the expectation of generating strong free cash flow therefrom; the effect of changes in crude oil and natural gas prices, and changes in exchange and inflation rates; Vermilion’s debt capacity, including the availability of funds under financing arrangements that Vermilion has negotiated in connection with the Transaction and its ability to meet draw down conditions applicable to such financing, and Vermilion’s ability to manage debt and leverage ratios and raise additional debt; future production levels and the timing thereof; future production weighting, including weighting for product type or geography; estimated volumes of reserves and resources, including with respect to those reserves and resources that may be acquired pursuant to the Transaction; the flexibility of Vermilion’s capital program and operations; business strategies and objectives; operational and financial performance, including the ability of Vermilion to realize synergies from the Transaction; significant declines in production or sales volumes due to unforeseen circumstances; statements regarding the growth and size of Vermilion’s future project inventory, including the number of future drilling locations expected to be available if the Transaction is completed; acquisition and disposition plans and the economics and timing thereof; operating and other expenses, including the payment and amount of future dividends; and the timing of regulatory proceedings and approvals.

Such forward-looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; management’s expectations relating to the timing and results of exploration and development activities; the impact of Vermilion’s dividend policy on its future cash flows; credit ratings; the ability of Vermilion to effectively maintain its hedging program; expected earnings/(loss) and adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and free cash flow and expected future cash flow and free cash flow per share; estimated future dividends; financial strength and flexibility; debt and equity market conditions; general economic and competitive conditions; ability of management to execute key priorities; and the effectiveness of various actions resulting from the Vermilion’s strategic priorities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion’s financial position and business objectives, and the information may not be appropriate for other purposes. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward-looking statements or information. These risks and uncertainties include, but are not limited to: the timely receipt of any required regulatory approvals and the satisfaction of all other conditions to the completion of the Transaction; the ability of Vermilion to complete the Transaction; the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion’s marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; constraints at processing facilities and/or on transportation; Vermilion’s ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates, interest rates and inflation; health, safety, and environmental risks and uncertainties related to environmental legislation, hydraulic fracturing regulations and climate change; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; weather conditions, political events and terrorist attacks; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against or involving Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion’s other filings with Canadian securities regulatory authorities.

The forward-looking statements or information contained in this document are made as of the date hereof, and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Reserves and Drilling Data

This document contains metrics commonly used in the oil and gas industry. These oil and gas metrics do not have any standardized meaning or standard methods of calculation and, therefore, may not be comparable to similar measures presented by other companies where similar terminology is used and should, therefore, not be used to make comparisons. Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Estimates of Drilling Locations:

Unbooked drilling locations, including those associated with the Transaction, are the internal estimates of Vermilion based on Vermilion’s prospective acreage, the acreage that may be acquired pursuant to the Transaction, and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources (including contingent and prospective). Unbooked locations have been identified by Vermilion’s management as an estimation of Vermilion’s multiyear drilling activities based on evaluation of applicable geologic, seismic, engineering, production and reserves information, including expected activities if the Transaction is completed. There is no certainty that Vermilion will drill all unbooked drilling locations, and if drilled, there is no certainty that such locations will result in additional oil and natural gas reserves, resources or production. The drilling locations on which Vermilion will actually drill wells, including the number and timing thereof is ultimately dependent upon completion of the Transaction, the availability of funding, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While a certain number of the unbooked drilling locations have been de-risked by Westbrick drilling existing wells in relative close proximity to such unbooked drilling locations, other unbooked drilling locations are farther away from existing wells where management of Vermilion has less information about the characteristics of the reservoir and, therefore, there is more uncertainty whether wells will be drilled in such locations and if drilled there is more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

Reserves Data:

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves, and the future cash flows attributed to such reserves. The reserve and associated cash flow information incorporated in this release, including those relating to the reserves to be acquired pursuant to the Transaction, are estimates only. Generally, estimates of economically recoverable crude oil, NGL and natural gas reserves (including the breakdown of reserves by product type) and the future net cash flows from such estimated reserves are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially from actual results. For those reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. Vermilion’s actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates and such variations could be material.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.